PART I.  FINANCIAL INFORMATION

      ITEM 1.  Financial Statements


                     ETHYL CORPORATION AND SUBSIDIARIES
                         CONSOLIDATED BALANCE SHEETS
                           (Dollars in Thousands)

                                                    June 30
                                                      1997     December 31
               ASSETS                             (unaudited)      1996
                                                  ----------    ----------

  Current assets:
    Cash and cash equivalents                    $    15,786   $    20,148
    Accounts receivable, less allowance for
      doubtful accounts (1997 - $2,375; 1996
       - $2,375)                                     153,706       177,788
    Inventories:
      Finished goods and work-in-process             183,102       179,322
      Raw materials                                   19,539        21,498
      Stores, supplies and other                      10,061         9,782
                                                  ----------    ----------
          Total inventories                          212,702       210,602

    Deferred income taxes and prepaid expenses        22,583        18,627
                                                  ----------    ----------
        Total current assets                         404,777       427,165
                                                  ----------    ----------

  Property, plant and equipment, at cost             760,657       764,145
      Less  accumulated depreciation and
        amortization                                (345,335)     (333,268)
                                                  ----------    ----------
        Net property, plant and equipment            415,322       430,877
                                                  ----------    ----------

  Prepaid pension cost, other assets
     and deferred charges                            170,538       159,470
  Goodwill and other intangibles - net of
    amortization                                      70,478        77,657
                                                  ----------    ----------

  Total assets                                   $ 1,061,115   $ 1,095,169
                                                  ==========    ==========





See accompanying notes to financial statements.





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

                     ETHYL CORPORATION AND SUBSIDIARIES
                         CONSOLIDATED BALANCE SHEETS
                           (Dollars In Thousands)

                                                  June 30
                                                   1997         December 31
      LIABILITIES AND SHAREHOLDERS' EQUITY      (unaudited)        1996
                                                ----------      ----------
Current liabilities:
  Accounts payable                             $    79,119     $    74,939
  Accrued expenses                                  61,048          64,167
  Cash dividends payable                            14,806          14,806
  Long-term debt, current portion                    6,727           6,701
  Income taxes payable                              16,165          20,298
                                                ----------      ----------
      Total current liabilities                    177,865         180,911
                                                ----------      ----------

Long-term debt                                     291,358         325,480

Other noncurrent liabilities                        84,834          84,502

Deferred income taxes                               59,285          64,376

Shareholders' equity:
  Common stock ($1 par value)
   Issued - 118,443,835 in 1997 and 1996           118,444         118,444
  Additional paid-in capital                         2,799           2,799
  Foreign currency translation adjustments          (6,931)         (1,888)
  Retained earnings                                333,461         320,545
                                                ----------      ----------
                                                   447,773         439,900
                                                ----------      ----------

Total liabilities and shareholders' equity     $ 1,061,115     $ 1,095,169
                                                ==========      ==========

See accompanying notes to financial statements.






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

                           ETHYL CORPORATION AND SUBSIDIARIES
                            CONSOLIDATED STATEMENTS OF INCOME
                         (In Thousands Except Per Share Amounts)
                                       (Unaudited)



                                             Three Months Ended        Six Months Ended
                                                    June 30                   June 30
                                            --------------------       -------------------
                                               1997        1996          1997        1996
                                            --------    --------       -------    --------
Net sales                                   $269,336   $ 299,320      $535,049   $ 541,505
Cost of goods sold                           189,965     217,516       379,653     383,644
                                            --------    --------       -------    --------
   Gross profit                               79,371      81,804       155,396     157,861

Selling, general and administrative expenses  23,670      26,000        45,929      49,843
Research, development and testing expenses    16,395      17,716        32,792      34,028
                                            --------    --------       -------    --------

   Operating profit                           39,306      38,088        76,675      73,990

Interest and financing expenses                5,265       6,273        10,563      12,198
Other (income)/expense,  net                     (19)       (425)         (357)       (955)
                                            --------    --------       -------    --------
Income before income taxes                    34,060      32,240        66,469      62,747
Income taxes                                  12,122      12,128        23,942      23,605
                                             -------    --------       -------    --------

Net income                                  $ 21,938   $  20,112      $ 42,527   $  39,142
                                             =======    ========       =======    ========

Earnings per share                          $  .19     $   .17        $  .36     $   .33
                                             =======    ========       =======    ========

Shares used to compute earnings per share    118,448     118,448       118,446     118,452
                                             =======    ========       =======    ========

Cash dividends per share of common stock    $  .125    $   .125       $  .25     $   .25
                                             =======    ========       =======    ========


See accompanying notes to financial statements.














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


                     ETHYL CORPORATION AND SUBSIDIARIES
               CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (Dollars In Thousands)
                                 (Unaudited)

                                                          Six Months Ended
                                                               June 30
                                                        --------------------
                                                          1997        1996
                                                        --------    --------



Cash and cash equivalents at beginning of year         $  20,148   $  29,972
                                                        --------    --------

Cash flows from operating activities:
  Net income                                              42,527      39,142
  Adjustments to reconcile net income to cash flows
    from operating activities:
     Depreciation and amortization                        32,359      27,956
     Working capital decreases, net of effects from
      acquisition                                          7,214      24,355
     Other, net                                           (6,361)     (2,419)
                                                        --------    --------
       Cash provided from operating activities            75,739      89,034
                                                        --------    --------

Cash flows from investing activities:
  Acquisition of business (net of $1,245 cash acquired)     -       (134,615)
  Capital expenditures                                   (16,159)    (18,347)
  Other, net                                                (131)       (611)
                                                        --------    --------
       Cash used in investing activities                 (16,290)   (153,573)
                                                        --------    --------

Cash flows from financing activities:
  Repayment of long-term debt                            (34,200)       -
  Additional long-term debt                                 -        114,000
  Cash dividends paid                                    (29,611)    (29,611)
  Other, net                                                -           -
                                                        --------    --------
       Cash provided from (used in) financing activities (63,811)     84,389
                                                        --------    --------

(Decrease)increase in cash and cash equivalents           (4,362)     19,850
                                                        --------    --------


Cash and cash equivalents at end of period             $  15,786   $  49,822
                                                        ========    ========

See accompanying notes to financial statements.






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

                     ETHYL CORPORATION AND SUBSIDIARIES
                        NOTES TO FINANCIAL STATEMENTS
                   (In Thousands Except Per-Share Amounts)
                                 (Unaudited)

1. In the opinion of management, the accompanying consolidated financial statements of Ethyl Corporation and Subsidiaries (the "Company") contain all adjustments necessary to present fairly, in all material respects, the Company's consolidated financial position as of June 30, 1997 and the consolidated results of operations for the three and six-month periods ended June 30, 1997 and 1996 and the consolidated cash flows for the six-month periods ended June 30, 1997 and 1996. All adjustments are of a normal, recurring nature. These financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the December 31, 1996, Annual Report. The December 31, 1996, consolidated balance sheet data was derived from audited financial statements but does not include all disclosures required by generally accepted accounting principles. The results of operations for the six-month period ended June 30, 1997, are not necessarily indicative of the results to be expected for the full year.



2. On February 29, 1996, the Company completed the acquisition of the worldwide lubricant additives business of Texaco Inc., ("Texaco") including manufacturing and blending facilities, identifiable intangibles and working capital. The acquisition, accounted for under the purchase method, included a cash payment of $134.3 million and a future contingent payment of up to $60 million. The cash payment was financed primarily under the Company's revolving credit agreement. The payment of up to $60 million will become due on February 26, 1999, with interest payable on the contingent debt until such date. The actual amount of the contingent payment and total interest will be determined using an agreed-upon formula based on volumes of certain acquired product lines shipped during the calendar years 1996 through 1998, as specified in the contingent note agreement. Texaco retained substantially all noncurrent liabilities.



         As the Company's June 30,1996, financial statements only include four months of operations of the acquired lubricant additive business, the following selected unaudited pro forma information is being provided to present a summary of the combined results of the Company and the worldwide lubricant additives business of Texaco as if the acquisition had occurred as of January 1, 1996, giving effect to adjustments for interest expense that would have been incurred to finance the acquisition and other purchase accounting adjustments. The pro forma data is for informational purposes only and may not necessarily reflect the results of operations of Ethyl had the acquired business operated as part of the Company for the six-month period ended June 30, 1996.



                                           Six Months Ended
                                                June 30
                                                 1996
                                                -------

                             Net Sales          $590,680
                             Net Income         $ 40,674
                             Earnings Per Share     $.34



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

                     ETHYL CORPORATION AND SUBSIDIARIES
                   NOTES TO FINANCIAL STATEMENTS (Cont'd.)
                   (In Thousands Except Per-Share Amounts)
                                 (Unaudited)


3. Long-term debt consists of the following:        June 30        December 31
                                                     1997             1996
                                                   --------         ---------
   Variable-rate bank loans (average effective
     interest rate was 6.0% for the six-month
     period ended June 30, 1997 and 5.9% for
     the year 1996)                                $264,800          $299,000
   8.6% to 8.86% Medium-Term Notes  due
     through 2001                                    33,750            33,750
                                                   --------          --------
      Total long-term debt                          298,550           332,750
         Less unamortized discount                     (465)             (569)
                                                   --------          --------
      Net long-term debt                           $298,085          $332,181
         Less current portion                        (6,727)           (6,701)
                                                   --------          --------
      Long-term debt                               $291,358          $325,480
                                                   ========          ========


 (No portion of the contingent note payable principal related to the purchase of the lubricant additives business from Texaco has been recorded on the June 30, 1997 or December 31, 1996 consolidated balance sheets.)


4. Recently Issued Accounting Standards:


   Effective December 31, 1997, the Company will adopt Financial Accounting
   Standards Board    ("FASB") Statement No. 128 "Earnings Per Share" which
   will supersede Accounting Principles Board   ("APB") Opinion No. 15
   "Earnings Per Share." This new statement requires that "basic earnings per share" be computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period.
   "Diluted earnings per share," if different, reflect   potential dilution if
   stock options or other contracts would result in the issue or exercise of
   additional   shares of common stock that shared in the earnings.  "Basic
   earnings per share" and "diluted earnings   per share"  will replace
   "primary earnings per share" and "fully diluted earnings per share,"
   respectively,   as described under APB Opinion No. 15, and must be reported on the income statement.



   FASB Statement No. 128 may not be adopted for quarterly periods prior to
   December 31, 1997, but   supplemental pro forma disclosure of the impact of
   FASB Statement No. 128 may be reported. Presently, management does not anticipate any material change in the earnings per share amounts as a result of FASB Statement No. 128.








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


                     ETHYL CORPORATION AND SUBSIDIARIES
                   NOTES TO FINANCIAL STATEMENTS (Cont'd.)
                   (In Thousands Except Per-Share Amounts)
                              (Unaudited)

4. Recently Issued Accounting Standards (cont'd.):

   FASB Statement No. 130, "Reporting Comprehensive Income" is effective for periods beginning after December 15, 1997, including interim periods.
   This Statement establishes standards for reporting "comprehensive income" in financial statements, either in the income statement or in a separate statement, and also requires display of "accumulated other comprehensive income" in a separate caption in the equity section of the balance sheet. Material components of accumulated other comprehensive income must also be disclosed in a statement or in notes to financial statements.

   FASB Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information" is effective for annual periods beginning after December 15, 1997, and for interim periods after the year of adoption. This statement establishes standards for reporting information about operating segments, including related disclosures about products and services, geographic areas, and major customers. The Company has not identified what impact, if any, Statement No. 131 will have on operating segments reported, or on the financial statements and related disclosures.










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